Exhibit 99.3

News Release

THERATECHNOLOGIES ANNOUNCES FINANCIAL RESULTS

FOR THE THIRD QUARTER OF 2019

Montreal, Canada – October 8, 2019 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) today announced its financial results for the third quarter ended August 31, 2019.

Third quarter 2019 financial highlights

•	Third quarter net sales of $16,111,000, up 19.3% from the same quarter last year
○	Trogarzo® sales up 86.5% from the same quarter last year
○	EGRIFTA® sales slightly down from the same quarter last year
•	Cash position of $44,135,000 at August 31, 2019 up from $43,062,000 at May 31, 2019

“Just in the last quarter, we have made several announcements which will have a lasting positive impact on the Company. The approval of Trogarzo® in Europe certainly is one of the highlights. The coming days and weeks will be no exception with the expected listing of our common shares on NASDAQ and the anticipated commercial launch of EGRIFTA SVTM in the United States,” said Luc Tanguay, President and CEO, Theratechnologies Inc.

“Furthermore, Trogarzo® and EGRIFTA SVTM sales are expected to grow as we continue to implement initiatives designed to empower patients and to raise awareness of the serious consequences of hard belly and persistent viremia in people living with HIV,” added Mr. Tanguay.

“At the same time, we are actively working on the development of tesamorelin in NASH and on our oncology platform, two programs which could eventually provide mid- to long-term growth in revenues,” concluded Mr. Tanguay.

Upcoming event

Theratechnologies’ common shares have been accepted for listing on the NASDAQ Capital Market and the common shares are expected to begin trading on such market on October 10, 2019 under the trading symbol “THTX”.

Third quarter 2019 financial results

Financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and unaudited consolidated financial statements for the nine-month period ended August 31, 2019, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A and the unaudited consolidated financial statements can be found at www.sedar.com, at www.theratech.com and at www.sec.gov. Unless specified otherwise, all amounts in this press release are in United States dollars and all capitalized terms have the meaning ascribed thereto in our MD&A. As used herein, EGRIFTA® and EGRIFTA SVTM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. Trogarzo® refers to ibalizumab for the treatment of multidrug resistant HIV-1 patients.

Consolidated revenue for the three- and nine-month periods ended August 31, 2019 was $16,111,000 and $46,816,000 compared to $13,523,000 and $31,234,000 for the same periods ended August 31, 2018, an increase of 19.1% and 49.9%, respectively. Revenue growth for the last quarter compared to the same quarter last year reflects the increasing contribution of Trogarzo®.

For the three- and nine-month periods ended August 31, 2019, cost of sales was $6,437,000 and $19,087,000 compared to $4,637,000 and $8,512,000 in the comparable periods of fiscal 2018. Cost of goods sold was $5,215,000 and $15,371,000 compared to $3,325,000 and $5,860,000 for the same periods last year. The increase in cost of goods sold is mainly due to the introduction of Trogarzo®.

Prior to the third quarter of 2018, cost of sales included royalties due under the terms of an agreement terminating our collaboration and licensing agreement with EMD Serono Inc., or EMD Serono. In June 2018, we made a full and final payment of $23,850,000 to EMD Serono which enabled Theratechnologies to realize savings from a reduction of future payment obligations including royalty payments.

The payment in connection with the settlement of the future royalty obligation has been accounted as “Other asset” on the consolidated statement of the financial position. Consequently, an amortization of $1,221,000 has been recorded in relation to this transaction in the third quarter of 2019 and $3,663,000 for the nine-month period ending August 31, 2019.

R&D expenses in the three- and nine-month periods ended August 31, 2019 amounted to $2,152,000 and $6,964,000 compared to $2,130,000 and $5,931,000 in the comparable periods of fiscal 2018.

The increase in R&D expenses is largely due to regulatory and medical activities in Europe, investments in the oncology platform and EGRIFTA SVTM. This was partially offset by the decision of the FDA to release Theratechnologies from its last post-approval commitments relating to EGRIFTA®.

R&D expenses also included medical affairs initiatives aimed at raising awareness among physicians and nurses who interact with patients living with MDR HIV-1 and lipodystrophy, in addition to regulatory affairs activities, such as handling of the European filing of Trogarzo® and quality assurance.

Selling and market development expenses in the three- and nine-month periods ended August 31, 2019 amounted to $6,389,000 and $18,809,000 compared to $5,189,000 and $16,460,000 in the comparable periods of fiscal 2018.

The increase in selling and market development expenses is largely associated with preparation work related to the approval of Trogarzo® in Europe and for the launch of EGRIFTA SVTM and the direct-to-consumer campaign in the United States.

The amortization of the intangible asset value established for the EGRIFTA® and Trogarzo® commercialization rights is also included in selling and market development expenses. As such, we recorded an expense of $641,000 for the third quarter of Fiscal

2019 compared to $487,000 for the same quarter last year and $1,770,000 for the nine-month period ended August 31, 2019 and $1,280,000 for the same period last year.

General and administrative expenses in the three- and nine-month periods ended August 31, 2019 amounted to $1,772,000 and $5,072,000 compared to $1,482,000 and $3,963,000 reported in the comparable periods of fiscal 2018.

The increase in general and administrative expenses is mainly associated with business growth, the listing on NASDAQ, additional investor relations initiatives and increased activity in Europe.

Finance income, consisting of interest income, for the three- and nine-month periods ended August 31, 2019 was $253,000 and $880,000 compared to $175,000 and $332,000 in the comparable periods of fiscal 2018.

Higher finance income is mostly associated with a higher average liquidity position.

Finance costs for the three- and nine-month periods ended August 31, 2019 were $1,253,000 and $3,805,000 compared to $1,247,000 and $1,686,000 in the comparable periods of fiscal 2018. Finance costs in the third quarter of 2019 and for the nine-month period ended August 31, 2019 mostly represent interest of $847,000 and $2,493,000, respectively on the senior convertible notes issued on June 18, 2019, compared to $661,000 for the three- and nine-month periods last year.

Finance costs also included accretion expense, which was $428,000 for the third quarter of 2019 and $1,233,000 for the nine-month period ended August 31, 2019 compared to $269,000 and $682,000 for the same periods last year. In the third quarter of 2019, the accretion expense was mainly associated with the senior convertible notes and the long-term obligation payable to TaiMed (See Note 4 of Interim Financial Statement). Previously, accretion expense related to the long-term obligation with EMD Serono, which was settled during the third quarter of 2018.

Adjusted EBITDA for the three- and nine-month periods ended August 31, 2019 was $1,566,000 and $3,540,000 compared to $2,092,000 and $(332,000) in the comparable periods of fiscal 2018. See “Non-IFRS Financial Measures” below.

Taking into account the revenue and expense variations described above, we recorded a net loss of $1,639,000 or $0.02 per share in the third quarter of fiscal 2019 and a net loss of $6,041,000 or $0.08 per share for the nine-month period ended August 31, 2019 compared to a net profit of $282,000 or nil per share in the three months ended August 31, 2018 and a net loss of $3,717,000 or $0.05 per share compared for the nine-month period ended August 31, 2018.

For the three- and nine-month periods ended August 31, 2019, cash flow generated by (used in) operating activities was $4,557,000 and $(3,095,000) compared to $1,037,000 and $(2,091,000) for the same periods last year.

In the third quarter of fiscal 2019, changes in operating assets and liabilities had a positive impact on cash flow of $3,621,000. These changes include a decrease in trade and other receivables of $2,042,000 and an increase in provisions of $720,000, both related to higher sales. The change in operating assets and liabilities was also impacted by an increase in account payable and accrued liabilities of $1,056,000.

In the nine months of fiscal 2019, changes in operating assets and liabilities negatively affected cash flow by $5,074,000 compared to a negative impact of $1,583,000 in the comparable period of fiscal 2018.

As at August 31, 2019, cash and bonds amounted to $44,135,000 compared to $43,062,000 as at May 31, 2019. The increase was primarily due to cash flows generated by operating activities as explained above which was partially offset by a $3,500,000 milestone payment to TaiMed paid in July 2019.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, lease inducements and amortization and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended August 31,		Nine-month periods ended August 31,

	2019	2018	2019	2018

	$	$	$	$

Net loss	(1,639)	282	(6,041)	(3,717)

Add (deduct):

Depreciation and amortization	1,929	1,715	5,565	2,516

Lease inducements and amortization	5	-	233	-

Finance costs	1,253	1,247	3,805	1,686

Finance income	(253)	(175)	(880)	(332)

Income tax recovery	-	(1,269)	-	(1,269)

Share-based compensation for stock option plan	271	182	855	678

Write-down of inventories	-	110	3	106

Adjusted EBITDA	1,566	2,092	3,540	(332)

Conference Call Details

A conference call will be held today at 8:30 a.m. (ET) to discuss the results. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-877-223-4471 (North America) or 1-647-788-4922 (International). The conference call will also be accessible via webcast at https://event.on24.com/wcc/r/2105134-1/0223A49BA13F22F8ABD6580BF497FDBC. Audio replay of the conference call will be available on the same day starting at 11:30 a.m. (ET) until October 22, 2019, by dialling 1-800-585-8367 (North America) or 1-416-621-4642 (International) and by entering the playback code 2291839.

About Theratechnologies

Theratechnologies (TSX: TH) is a commercial-stage biopharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the expected trading of our common shares on the NASDAQ Capital Market, the commercial launch of EGRIFTA SVTM in the United States, the growth of our sales in relation to Trogarzo® and EGRIFTA SVTM, and the mid-to long-term growth of our revenues associated with the development of tesamorelin in NASH and our oncology platform.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: no event will delay the trading of our common shares on the NASDAQ Capital Market, EGRIFTA SVTM, when launched, will be accepted by the market place and will be reimbursed by third-party payors, sales of Trogarzo® will continue to grow as a result of new promotional initiatives, our development of tesamorelin in NASH and of our oncology platform will yield positive results allowing us to file new drug applications with regulatory authorities and obtain approval therefor.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. These risks and uncertainties include, among others, the risk that delays occur in connection with the beginning of the trading of our common shares on the NASDAQ Capital Market, that sales of Trogarzo® decrease, that undesired safety issues with our products are discovered, that product recalls occur, that the launch of EGRIFTA SVTM is delayed and, when launched, does not positively impact the sale of this drug, and that results obtained from our research and development activities on our product candidates are not positive enough to seek drug approval for those product candidates.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 20, 2019 for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For media inquiries:

Denis Boucher

Vice President, Communications and Corporate Affairs

514-336-7800